Exhibit (a)(2)

SUPPLEMENT TO PUT RIGHT PURCHASE OFFER

TO HOLDERS OF

3.25% CONVERTIBLE SENIOR NOTES DUE 2028

ISSUED BY COEUR MINING, INC.

CUSIP Number: 192108 AR9

The Put Right Purchase Offer of Coeur Mining, Inc., a Delaware corporation (the “Company”), dated as of February 12, 2015, is hereby amended and supplemented as follows:

The third paragraph under the heading “If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?” on page 4 of the Put Right Purchase Offer is hereby amended and restated as follows:

Using our closing stock price as an estimate of the trading price of our common stock, we estimate that if you had elected to convert your Notes on January 9, 2015, you would have received approximately $112.69 on or promptly after February 12, 2015 for each $1,000 aggregate principal amount of your Notes that you converted.

The second paragraph of Section 2.3, Information Concerning the Notes – Conversion Rights”, on page 6 of the Put Right Purchase Offer, is hereby amended and restated as follows:

Using our closing stock price as an estimate of the trading price of our common stock, we estimate that if a Holder had elected to convert its Notes on January 9, 2015, such Holder would have received approximately $112.69 on or promptly after February 12, 2015 for each $1,000 aggregate principal amount of Notes converted.

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Dated: February 13, 2015